                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JUNE 2003

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia Board Meeting in Milan

TELECOM ITALIA DOMESTIC WIRELINE

CHANGES NAME TO “WIRELINE”

GIUSEPPE SALA APPOINTED GENERAL MANAGER, REPORTING DIRECTLY TO CEO RICCARDO RUGGIERO

Milan, June 16, 2003 – At today’s meeting, chaired by Marco Tronchetti Provera, the Telecom Italia Board of Directors decided to amend the name of the “Domestic Wireline” Business Unit to “Wireline” – since the BU took over a number of international operations, the adjective “domestic” has ceased to be appropriate. In view of the fact that the Business Unit has taken on major new responsibilities and skills, Giuseppe Sala has been appointed General Manager. Mr Sala will be reporting directly to CEO Riccardo Ruggiero.

Communication and Media Relations

Corporate Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa_uk

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      June 17th, 2003

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager